                                  SCHEDULE 13D                     Page 1 of 9

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                              Moore Medical Corp.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   615799103
                                 (CUSIP Number)

          David Selangut,ESQ. c/o 370 Lexington Avenue, New York, NY 10017
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 9, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(F) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 615799103                                                  PAGE 2 OF 9

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

    Bruce J. Haber
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    X (a) / /
      (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           59,950
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          12,500
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    59,950
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    12,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     72,450
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.34%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 615799103                                                  PAGE 2 OF 9

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

    Royce Kanofsky
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    X (a) / /
      (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           70,850
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          500
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    70,850
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     71,350
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.30%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 615799103                                                  PAGE 2 OF 9

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

    Louis Buther
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    X (a) / /
      (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           12,800
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    12,800
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,800
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.41%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 615799103                                                  PAGE 2 OF 9

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

     FHS Enterprises LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    X (a) / /
      (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           500
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    500
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.02%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

Item 1            Security and Issuer

         1)       Common Stock, $0.01 par value (the "Shares")
                  Moore Medical Corp. (the "Issuer")
                  P.O. Box 1500
                  389 John Downey Drive
                  New Britain, CT 06050

Item 2            Identity and Background

         1.a)     Bruce J. Haber
         b)       65 The Oaks
                  Roslyn, NY 11576

         c)       President, CEO, Director of MedConduit.com
         d-e) There has been no convictions, proceedings or securities violations in the past 5 years.

         f)       U.S. Citizen

         2.a)     Royce Kanofsky
         b)       1665 Warwick Road
                  Hewlett, NY 11557

         c)       Investment Banking
         d-e) There has been no convictions, proceedings or securities violations in the past 5 years.

         f)       U.S. Citizen

         3.a)     Louis Buther
         b)       205 Ridgefield Avenue
                  South Salem, N.Y. 10590

         c)       Consultant
         d-e) There has been no convictions, proceedings or securities violations in the past 5 years.
         f)       U.S. Citizen

         4.a)     FHS Enterprises LLC ("FHS")
         b)       145 Huguenot Street, Suite 402
                  New Rochelle, NY 10801

                  Mr. Haber and Mr. Kanofsky are all members of FHS.

         c)       FHS Enterprises LLC was organized to acquire and hold
                  securities.
         d-e)     N/A

         f) FHS Enterprises LLC is a New York Limited Liability Company organized on February 21, 2001

         The aforementioned parties together will be referred to as the "Reporting Parties."


Item 3            Source and Amount of Funds or Other Consideration

         1. The shares of common stock were purchased with personal funds of the Reporting Parties.

Item 4            Purpose of Transaction

         The Reporting Parties acquired and continue to hold the Shares for investment purposes. They would like to assist the Issuer in identifying new strategies to enhance shareholder value and maximize investments in both its core business and e-commerce. A representative of the Reporting Parties met with the Issuer to share their views and willingness to provide its medical distribution expertise to allow the Issuer to capitalize on available opportunities. Each of the Reporting Parties intends to review his or its investment in the Issuer on a continuing basis and, depending on market conditions, the Issuer's business and financial condition, and other material factors, each of the Reporting Parties may purchase additional shares of Common Stock or sell some or all of their holdings in a public or private transaction.

         The Reporting Parties have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D of the Act.

Item 5            Interest in Securities of the Issuer

         1. Mr. Bruce J. Haber may be deemed to beneficially own 72,450 shares of the Common Stock, which constitutes approximately 2.34% of the outstanding shares of Common Stock (based on the 3,101,434 shares of Common Stock outstanding as of September 30, 2000 as reported on the Quarterly Report on Form 10-Q filed by the Company on November 14, 2000). Of these shares:

                  i) 54,950 shares of Common Stock are owned directly by Mr. Haber.

                  ii) 12,000 shares are owned by his wife, Mr. Haber disclaims beneficial ownership of the shares held by his wife.

                  iii) 5,000 shares are own by his daughter in a custodian account in which Mr. Haber is the custodian.

                  iv) 500 shares are attributed to Mr. Haber by virtue of his part ownership of FHS.


         2. Mr. Royce Kanofsky beneficially owns 71,350 shares of the Common Stock, which constitutes approximately 2.30% of the outstanding shares of Common

                  Stock. Of these shares, 70,850 are owned directly by Mr. Kanofsky and 500 shares are attributed to him by virtue of his part ownership of FHS.

         3. Mr. Louis Buther beneficially owns 12,800 shares of the Common Stock, which constitutes approximately 0.41% of the outstanding shares of Common Stock.

         2. FHS beneficially owns 500 shares of the Common Stock, which constitutes approximately 0.02% of the outstanding shares of Common Stock.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

                  NONE


Item 7            Material Exhibits to be filed

                  EXHIBIT A - AGREEMENT:  JOINT FILING OF SCHEDULE 13D


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    March 12, 2001
                                                   FHS Enterprises LLC

                                                   By:  /s/ Bruce J. Haber
                                                      --------------------------
                                                            Bruce J. Haber
                                                            President


                                                        /s/ Bruce J. Haber
                                                   -----------------------------
                                                            Bruce J. Haber


                                                        /s/ Royce Kanofsky
                                                   -----------------------------
                                                            Royce Kanofsky


                                                        /s/ Louis Buther
                                                   -----------------------------
                                                            Louis Buther